Norske Skog

Lysaker, 2004-10-19

United States Securities and Echange Commission
Washington DC 20549

USA

04045774

SUPPL

SEC MAIL PROCESSING RECEIVED OCT 26 2004 WASH. D.C. 179 SECTION

Information - file 82-5226

Please find enclosed copies of documents sent to Oslo Stock Exchange on October 19, 2004.

Yours faithfully
Norske Skogindustrier ASA
Shareholders' Register

Heidi Lesjø

PROCESSED NOV 01 2004 THOMSON FINANCIAL

Enclosure: Messages sent to Oslo Stock Exchange October 19, 2004

dlw 10/27

Norske Skogindustrier ASA

Oksenøyveien 80
Postboks 329
1326 Lysaker
Foretaksregisteret:
NO 911 750 961 MVA

Telefon: 67 59 90 00
Telefaks: 67 59 91 81

Oksenøyveien 80
P.O.Box 329
N-1326 Lysaker, Norway
Register of business enterprises:
NO 911 750 961 VAT

Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81

Message to Oslo Stock Exchange

Currency Items etc., Q 3 2004

Norske Skog releases 3rd quarter figures on November 3rd, around 1 PM. A conference call/webcast will be held at 3 PM the same day. The Silent Period ahead of the release starts on Thursday, October 21. We will not comment upon the 3rd quarter figures during the Silent Period.

Norske Skog's trade-weighted basket of currencies (the "Norske Skog Index") had an average value of 92.0 in Q 3 2004, as against an average value of 91.6 in Q 2 2004. The value at September 30, 2004 was 90.7 as against 92.8 at June 30, 2004. Starting point of this index is January 1, 2002.

Oxenøen, October 19, 2004

NORSKE SKOG
Investor Relations